**CupCrew, LLC**
**Statement of Comprehensive Income**
**(Unaudited)**

| | For the Period February 22, 2022 (Inception) to December 31, 2023 |
|---|---|
| Revenue | $ - |
| Expenses: | |
| Consulting expense | 1,170,000 |
| Total expenses | 1,170,000 |
| Net loss before taxes | (1,170,000) |
| Income tax expense | - |
| Net loss | $ (1,170,000) |